PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046610

8th July 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/~~a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 8th July 2009.

"Norway Discovery"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 7/21

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Norway Discovery

8th July 2009

Premier is pleased to announce the completion of well 35/12-2, Premier's first exploration well on licence PL378 in Norway in which the Company holds a 20% interest.

The objective of the well was to test the potential in the Viking group in the Upper Jurassic reservoir rocks and in the Brent group in the Middle Jurassic reservoir rocks. The well proved hydrocarbons in both reservoirs and extensive data acquisition and sampling has been carried out. The size of the combined oil and gas discovery is estimated at between 35 and 190 millions of barrels of oil equivalent.

Well 35/12-2 was drilled by the Songa Delta drilling facility to a vertical depth of 2512 metres below the sea surface, in water depth of 360 metres, and was terminated in the Rannoch Formation in the Middle Jurassic. The discovery lies 10km north east of the Fram field in the Norwegian North Sea.

Simon Lockett, Chief Executive Officer, commented:

"Premier entered Norway in 2005, primarily with an exploration-led strategy; we are delighted that our first exploration well is a discovery and look forward to pursuing other prospectivity on the licence.

Over the next 18 months Premier plans to drill at least four further exploration and appraisal wells in Norway, and our initial success bodes well for this future programme."

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**